Exhibit 12.3

PINNACLE WEST CAPITAL CORPORATION
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
STOCK DIVIDEND REQUIREMENTS
(dollars in thousands)

	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations attributable to common shareholders	$442,034	$437,257	$397,595	$406,074	$387,380
Income taxes	236,411	237,720	220,705	230,591	237,317
Fixed charges	213,973	202,465	208,226	206,089	219,437
Total earnings	$892,418	$877,442	$826,526	$842,754	$844,134

Fixed Charges:
Interest expense	$205,720	$194,964	$200,950	$201,888	$214,616
Estimated interest portion of annual rents	8,253	7,501	7,276	4,201	4,821
Total fixed charges	$213,973	$202,465	$208,226	$206,089	$219,437

Preferred Stock Dividend Requirements:
Income before income taxes attributable to common shareholders	$678,445	$674,977	$618,300	$636,665	$624,697
Net income from continuing operations attributable to common shareholders	442,034	437,257	397,595	406,074	387,380
Ratio of income before income taxes to net income	1.53	1.54	1.56	1.57	1.61
Preferred stock dividends	—	—	—	—	—

Preferred stock dividend requirements — ratio (above) times preferred stock dividends	$—	$—	$—	$—	$—

Fixed Charges and Preferred Stock Dividend Requirements:
Fixed charges	$213,973	$202,465	$208,226	$206,089	$219,437
Preferred stock dividend requirements	—	—	—	—	—
Total	$213,973	$202,465	$208,226	$206,089	$219,437

Ratio of Earnings to Fixed Charges (rounded down)	4.17	4.33	3.96	4.08	3.84